Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net loss	$(72,928)	$(40,060)	$(25,809)	$(16,249)	$(8,831)
Fixed charges	2,056	1,343	235	—	—
Less: Interest Capitalized	—	—	—	—	—

Total Earnings	(70,872)	(38,717)	(25,574)	(16,249)	(8,831)

Fixed Charges:
Interest expense	2,056	1,343	235	—	—

Total Fixed Charges	$2,056	$1,343	$235	$—	$—

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized. Earnings were insufficient to cover fixed charges for these periods. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus. The amount of the coverage deficiency was $70,872, $38,717, $25,574, $16,249 and $8,831 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.